Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Nocturne Acquisition Corporation (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-252852) of our report dated December 29, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Nocturne Acquisition Corporation as of November 19, 2020 and for the period from October 28, 2020 (inception) through November 19, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 22, 2021